SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2023

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes _No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	Eni: filed the slates of Ministry of Economy and Finance for the renewal of the corporate bodies

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name:	Paola Mariani
Title:	Head of Corporate
Secretary’s Staff Office

Date: April 13, 2023

Eni: filed the slates of Ministry of Economy and Finance for the renewal of the corporate bodies

Rome, 13 April 2023 - Eni informs that yesterday evening, the Shareholder Ministry of Economy and Finance (MEF), holder of 4.41% of the share capital of Eni SpA(1) filed the slates for the renewal of the corporate bodies of Eni, in view of the renewal of the Board of Directors and of the Board of Statutory Auditors, scheduled on the agenda of the Shareholders' Meeting called on May 10, 2023, on single call.

The slate of candidates for the office of Directors is composed of the following candidates:

1. Giuseppe Zafarana (*)

2. Claudio Descalzi

3. Cristina Sgubin (*)

4. Elisa Baroncini (*)

5. Federica Seganti (*)

6. Roberto Ciciani.

(*) Candidate who declared to hold the independence requirements provided by the law (Articles 147-ter, paragraph 4 and 148, paragraph 3 of the Consolidated Law on Finance) recalled by the By-law, at the time of the candidacy or in any case of the appointment, as well as by the Corporate Governance Code for listed companies.

The slate of candidates for the office of Statutory Auditor is composed of the following candidates:

Section I - Standing Statutory Auditors

1. Marcella Caradonna

2. Giulio Palazzo

3. Andrea Parolini.

Section II - Alternate Statutory Auditors

1. Giulia De Martino

2. Riccardo Bonuccelli.

With reference to the further items on the agenda of the aforementioned Eni Shareholders’ Meeting relating to the renewal of the Board of Directors and of the Statutory Auditors, the Shareholder MEF also announced its intention to submit at the Meeting the proposal to nominate Giuseppe Zafarana as Chairman of the Board of Directors (item 6 of the agenda).

With reference to the determination of the remuneration of the Chairman of the Board of Directors and the Directors (item 7 of the agenda), the Shareholder MEF will propose to resolve the following remunerations, pursuant to art. 2389 first paragraph of the Civil Code, unchanged from those of the previous mandate:

-	for the Chairman of the Board of Directors a gross annual remuneration of Euro 90,000;
-	for each Director a gross annual remuneration of Euro 80,000;

in addition to the reimbursement of expenses for carrying out the assignment.

With reference to the determination of the remuneration of the Chairman of the Board of Statutory Auditors and the Standing Statutory Auditors (item 10 of the agenda), the Shareholder MEF will propose to resolve the following remunerations, unchanged from those of the previous mandate:

-	for the Chairman of the Board of Statutory Auditors a gross annual remuneration of Euro 85,000;
-	for each Auditor a gross annual remuneration of Euro 75,000;

in addition to the reimbursement of expenses for carrying out the assignment.

The slates, together with the relevant supporting documentation will be made available at the Company’s Registered Office in Rome, Piazzale Enrico Mattei, 1, at the Company’s website (www.eni.com, “Governance/Shareholders’ Meeting 2023” section), at Borsa Italiana and at the centralized storage device authorised by Consob called "1Info", which can be consulted on the website www.1info.it. The documentation may be consulted at the registered office only if so permitted by applicable regulations.

(1) The MEF also owns, through the Cassa Depositi e Prestiti, a further 26.21% stake, for a total of 30.62% of the share capital.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com